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                              April 15, 2022

       Patrick Gadson
       Vinson & Elkins LLP
       The Grace Building
       1114 Avenue of the Americas
       32nd Floor
       New York, New York 10036

                                                        Re: Turtle Beach Corp
                                                            Preliminary Proxy
Statement
                                                            Filed April 8, 2022
                                                            File No. 001-35465

       Dear Mr. Gadson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       General

   1. Please tell us what consideration you have given to including the "About the Meeting"
                                                        section, currently
beginning on page 33, to the front of the proxy statement so security holders are more
readily informed about the contested election.
   2. Please revise your proxy statement to disclose all of the effects of a change of control on the company, including
any effects on employment agreements, financing arrangements, and accelerated vesting
of any incentive arrangements.
       Item 1. Election of Directors, page 8

   3. Please revise your disclosure to disclose why you recommend that security holders vote for your nominees.
 Patrick Gadson
The Grace Building
April 15, 2022
Page 2
Security Ownership of Certain Beneficial Owners and Management, page 14

4.       We note the disclaimer of beneficial ownership    except to the extent
of [Mr. Keitel   s]
         pecuniary interest therein.    Please note that beneficial ownership
is not determined based
         on pecuniary interest. Refer to Rule 13d-3(a). Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNamePatrick Gadson                              Sincerely,
Comapany NameThe Grace Building
                                                              Division of
Corporation Finance
April 15, 2022 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName